# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viomi Technology Co., Ltd, CIK 0001742770
CUSIP: 92762J103
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, China (F4), 510220
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-036828
Filed by CIK 0001765212

## Reporting persons
- Xiaoping Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 71,033,975; shared voting power 963,546; sole dispositive power 71,033,975; shared dispositive power 0; aggregate amount beneficially owned 71,997,521 (35.2% of the class)
  Comment: As of December 31, 2024, Xiaoping Chen beneficially owned 3,461,155 Class A ordinary shares and 68,536,366 Class B ordinary shares, representing (i) 800,000 Class A ordinary shares in the form of ADSs beneficially owned by Xiaoping Chen; (ii) 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares beneficially owned by Viomi Limited; (iii) 397,611 Class A ordinary shares in the form of ADS beneficially owned by VioCloud Limited, and (iv) 900,002 Class B ordinary shares and 63,544 Class A ordinary shares in the form of ADS beneficially owned by certain employees.
  
  Viomi Limited is wholly owned by a trust established for the benefit of Xiaoping Chen and his family. VioCloud Limited is wholly owned by Foshan Yunmi Electric Appliances Technology Co., Ltd. Xiaoping Chen directly holds 99.78% equity interests in Foshan Yunmi Electric Appliances Technology Co., Ltd. and holds another 0.22% equity interests in it through a limited partnership controlled and managed by Xiaoping Chen. The abovementioned certain employees granted an irrevocable voting proxy for all their ordinary shares to Mr. Xiaoping Chen, and thus Mr. Xiaoping Chen has shared power to direct the voting of such shares but no power to dispose the same.
  
  The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 204,623,122 ordinary shares (being the sum of 101,858,572 Class A ordinary shares (excluding 12,475,707 Class A ordinary shares that were issued to the Issuer's depositary bank and are reserved for future grants under the Issuer's share incentive plans and 11,827,024 Class A ordinary shares that were repurchased by the Issuer) and 102,764,550 Class B ordinary shares) of the Issuer outstanding as of December 31, 2024. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
- Viomi Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 69,836,364; shared voting power 0; sole dispositive power 69,836,364; shared dispositive power 0; aggregate amount beneficially owned 69,836,364 (34.1% of the class)
  Comment: As of December 31, 2024, 2,200,000 Class A ordinary shares and 67,636,364 Class B ordinary shares were beneficially owned by Viomi Limited, a British Virgin Islands company wholly owned by Xiaoping Chen.
  
  Viomi Limited is wholly owned by a trust established for the benefit of Xiaoping Chen and his family.
  
  The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 204,623,122 ordinary shares (being the sum of 101,858,572 Class A ordinary shares (excluding 12,475,707 Class A ordinary shares that were issued to the Issuer's depositary bank and are reserved for future grants under the Issuer's share incentive plans and 11,827,024 Class A ordinary shares that were repurchased by the Issuer) and 102,764,550 Class B ordinary shares) of the Issuer outstanding as of December 31, 2024. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
- VioCloud Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 397,611; shared voting power 0; sole dispositive power 397,611; shared dispositive power 0; aggregate amount beneficially owned 397,611 (0.2% of the class)
  Comment: As of December 31, 2024, 397,611 Class A ordinary shares in the form of ADS were beneficially owned by VioCloud Limited, a Hong Kong company controlled by Xiaoping Chen.
  
  VioCloud Limited is wholly owned by Foshan Yunmi Electric Appliances Technology Co., Ltd. Xiaoping Chen directly holds 99.78% equity interests in Foshan Yunmi Electric Appliances Technology Co., Ltd. and holds another 0.22% equity interests in it through a limited partnership controlled and managed by Xiaoping Chen.
  
  The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 204,623,122 ordinary shares (being the sum of 101,858,572 Class A ordinary shares (excluding 12,475,707 Class A ordinary shares that were issued to the Issuer's depositary bank and are reserved for future grants under the Issuer's share incentive plans and 11,827,024 Class A ordinary shares that were repurchased by the Issuer) and 102,764,550 Class B ordinary shares) of the Issuer outstanding as of December 31, 2024. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

## Item 1. Issuer
Name of issuer: Viomi Technology Co., Ltd
Address of issuer's principal executive offices: Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District, Guangzhou, F4, 510220

## Item 2. Person Filing
Name of person filing:
(i) Xiaoping Chen,
(ii) Viomi Limited, and
(iii) VioCloud Limited (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Xiaoping Chen
c/o Wansheng Square, Rm 1302 Tower C, Xingang East Road
Haizhu District, Guangzhou, Guangdong, 510220
People's Republic of China

Viomi Limited
c/o NovaSage Incorporation (BVI) Limited of NovaSage Chambers, P.O. Box 4389
Road Town, Tortola
British Virgin Islands

VioCloud Limited
Unit 08, 15/F Witty Commercial Building, 1A-1L Tung Choi Street, Hong Kong
Hong Kong
Citizenship:
Xiaoping Chen - People's Republic of China
Viomi Limited - British Virgin Islands
VioCloud Limited - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Xiaoping Chen - 71,997,521
Viomi Limited - 69,836,364
VioCloud Limited - 397,611
Percent of class:
Xiaoping Chen - 35.2%, representing 61.0% of the total outstanding voting power
Viomi Limited - 34.1%, representing 60.1% of the total outstanding voting power
VioCloud Limited - 0.2%, representing 0.0% of the total outstanding voting power
Sole power to vote or to direct the vote:
Xiaoping Chen - 71,033,975
Viomi Limited - 69,836,364
VioCloud Limited - 397,611
Shared power to vote or to direct the vote:
Xiaoping Chen - 963,546
Viomi Limited - 0
VioCloud Limited - 0
Sole power to dispose or to direct the disposition:
Xiaoping Chen - 71,033,975
Viomi Limited - 69,836,364
VioCloud Limited - 397,611
Shared power to dispose or to direct the disposition:
Xiaoping Chen - 0
Viomi Limited - 0
VioCloud Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement by and between the Reporting Persons, dated as of February 13, 2025

## Signatures
- Xiaoping Chen: /s/Xiaoping Chen, Xiaoping Chen (02/13/2025)
- Viomi Limited: /s/Xiaoping Chen, Xiaoping Chen/Director (02/13/2025)
- VioCloud Limited: /s/Xiaoping Chen, Xiaoping Chen/Director (02/13/2025)